UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue, #18-01 Centennial Tower

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The Company is providing the following update to its shareholders.

Dissolution of Revealed Films, Inc.

On May 13, 2026, Genius Group Limited (NYSE American: GNS) (the “Company”) completed the voluntary dissolution of its wholly-owned subsidiary, Revealed Films, Inc. (“RF”), a Delaware corporation. The Certificate of Dissolution was filed with the Delaware Secretary of State on May 13, 2026.

The dissolution results in a positive impact on the Company’s balance sheet of $5.46 million in reduced liabilities, and a net gain of $5.46 million in the Company’s profit & loss statement for the current financial year.

The dissolution was authorized by RF’s Board of Directors and approved by the Company as sole shareholder, The dissolution eliminates the ongoing operating losses and administrative costs associated with maintaining RF.

In relation to the dissolution, the Company’s Board of Directors has approved the commencement of Arbitration proceedings with the International Chamber of Commerce (ICC) against the founders of Revealed Films, Inc, seeking recovery of approximately $2.57 million under the purchase price adjustment provisions of the Share Purchase Agreement, as amended. No assurance can be given as to the timing or outcome of the arbitration.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, Jewel Bank’s anticipated product launch, the use of proceeds from the offering, and the Company’s strategic plans. Forward-looking statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including risks related to regulatory approvals, market conditions, the political environment, and other factors described in the Company’s Annual Report on Form 20-F and other filings with the SEC. The Company undertakes no obligation to update any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: May 21, 2026
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer (Principal Executive Officer)